LATAM group transported over 6.5 million passengers during February 2025

Operating statistics for February 2025

Santiago, March 11, 2025 - During February, LATAM group transported over 6.5 million passengers across its global network, which spans 151 destinations in 27 countries. This represents a 1.8% increase compared to the same month of 2024, within the context of the high season in South America.

Additionally, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 4.4% compared to February 2024. This growth was mainly driven by a 9.1% increase in the group’s international operations.

Furthermore, consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 3.1%. As a result, the consolidated load factor reached 83.3% in February 2025.

In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 3.3% compared to the same month of 2024, reaching 638 million ATK.

The following table summarizes the main operating statistics for the month and year-to-date as of February for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	February			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,664	10,343	3.1%	22,923	21,660	5.8%
DOMESTIC SSC (1)	1,960	1,959	0.0%	4,099	4,048	1.3%
DOMESTIC BRAZIL (2)	3,020	2,977	1.4%	6,759	6,363	6.2%
INTERNATIONAL (3)	5,684	5,406	5.1%	12,065	11,249	7.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,797	12,256	4.4%	27,268	25,473	7.0%
DOMESTIC SSC (1)	2,308	2,342	-1.5%	4,850	4,803	1.0%
DOMESTIC BRAZIL (2)	3,786	3,771	0.4%	8,297	7,903	5.0%
INTERNATIONAL (3)	6,703	6,142	9.1%	14,121	12,768	10.6%

PASSENGER LOAD FACTOR
SYSTEM	83.3%	84.4%	-1.1p.p	84.1%	85.0%	-1.0p.p
DOMESTIC SSC (1)	84.9%	83.7%	1.3p.p	84.5%	84.3%	0.2p.p
DOMESTIC BRAZIL (2)	79.8%	79.0%	0.8p.p	81.5%	80.5%	0.9p.p
INTERNATIONAL (3)	84.8%	88.0%	-3.2p.p	85.4%	88.1%	-2.7p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,537	6,419	1.8%	14,041	13,508	3.9%
DOMESTIC SSC (1)	2,526	2,550	-1.0%	5,314	5,319	-0.1%
DOMESTIC BRAZIL (2)	2,653	2,628	1.0%	5,869	5,613	4.6%
INTERNATIONAL (3)	1,358	1,241	9.4%	2,858	2,576	11.0%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	341	332	2.6%	698	659	5.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	638	617	3.3%	1,339	1,276	4.9%

CARGO LOAD FACTOR
SYSTEM	53.4%	53.8%	-0.4p.p	52.1%	51.7%	0.4p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 21 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net